WESTERN AREAS LIMITED

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 30 JUNE 2005

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street, Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

COMMUNICATIONS
Brian Gibson Issue Management
Contact person: Brian Gibson
Telephone: +27 (11) 880-1510
Fax: +27 (11) 880-1392
e-mail: gibson@icon.co.za

TRANSFER SECRETARIES - SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF
UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road, Beckenham
Kent, BR3 4TU

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +91 212 815 3326
Fax: +91 212 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRS)

LETTER TO SHAREHOLDERS

The disappointment associated with technical problems at the South Deep mine earlier this year was replaced by optimism in the second quarter ended June 2005 when attributable gold production increased by almost 25% and cash costs decreased by almost 14% over the previous quarter.

Attributable gold production increased from 1 439 kg to 1 790 kg. 271 tonnes of ore were milled, including 219 tonnes of underground reef, compared to 176 tonnes in the previous quarter.

Cash costs decreased from R87 278/kg to R75 141/kg, although gross costs increased by R8.9 million quarter-on-quarter, mainly due to the increased tonnes mined and treated.

The average dollar spot gold price achieved remained almost unchanged at $428/oz (excluding hedging) and $308/oz (including hedging). The partial weakening of the Rand (which averaged R6.38/$ compared to R6.02/$ in the March quarter) combined with the improved production, resulted in an increase of spot gold revenue by R32 million.

Before the application of hedge transactions, the average price of gold realised was R87 807/kg, compared to R83 345/kg for the March quarter. Including the hedge transactions (principally "out of the money" sold call options), the average gold price realised was R63 188/kg.

Due to the weakening of the R/$ exchange rate from R/$6.24 on 31 March 2005 to R/$ 6.65 on 30 June 2005, a negative fair value adjustment of R85.5 million was incurred (compared to a negative R126.9 million fair value adjustment in the previous quarter). The fair value adjustment of R192.3 million, together with the R56.7 million hedging loss and an operating loss of R4.3 million, accounted for a R262.5 million loss before taxation for the quarter. After the deferred taxation adjustments, principally for the fair value losses, the net loss for the quarter was R125.3 million (105.3 cents a share), compared to R186.8 million (160.23 cents a share) in the previous quarter. The reduction was attributable mainly to the improved operating performance.

The planning of Phase I, which covers 25 years, is complete. Key features of this mine plan will be included in the rights offer circular to be sent to shareholders in due course. The salient terms of the rights offer will be released shortly.

An updated Mineral Reserve statement, which incorporates recent seismic data and certain revised modifying factors, is due for release at the end of 2005. Preliminary indications are that the mineral reserves will be of the order of some 45 million ounces, representing a reduction of approximately 10 million ounces on the previous published estimate. The latter reduction in mineral reserves is predominantly a function of the redesign of the regional pillars in the Phase 1 and Phase 2 areas, but primarily Phase 2. This reduction in mineral reserves is partly mitigated in the case of Western Areas by the interest it has in the contiguous mineral rights and their associated mineral resources. This issue is a complex one which involves the distinction between reserves and resources. Further particulars will be provided in the rights offer circular in due course.

South Deep is legally obliged to continue pumping water from the Randfontein Estates No. 4 Shaft which is owned by Harmony Gold, until the relevant governmental departments accept the opinion of its independent experts as to the integrity of the boundary plugs and mining pillars separating the mines. Under a Directive from the Department of Minerals and Energy, the cost of pumping is being shared equally with Harmony.

It now appears that, contrary to earlier indications, the insurance claim arising from a fall of ground in the SV1 shaft in January 2004 will not be settled. Placer Dome Inc. administers the mine's insurance on behalf of the Placer Dome Western Areas Joint Venture. Western Areas will look to review this arrangement.

Shareholders are advised that Placer Dome has initiated a formal process in terms of the joint venture agreement that Western Areas should meet its outstanding obligations in regard to the South Deep development costs. Western Areas will be in a position to meet these obligations shortly after the finalising of the terms of the proposed rights offer.

A letter was sent to Placer Dome at the beginning of June 2005 requesting information that would enable Western Areas to submit a quantification of its claim for poor planning, execution of work and other issues during the period that Placer Dome was responsible for management of the mine. Placer Dome has not responded to the request. The Western Areas Board will escalate the matter.

Mafika Mkwanazi	Chris Lamprecht	Johannesburg
Non-executive Chairman	Financial Director	26 August 2005

CONSOLIDATED INCOME STATEMENT

SA Rand million	Notes	Quarters ended 30.06.05 Unaudited	31.03.05 Unaudited	Year to date 30.06.05 Unaudited	Year ended 31.12.04 Audited
Gold revenue		**96.4**	61.9	158.3	381.4
Gold sales at spot		**150.1**	117.8	267.9	564.3
Gold first charge		**3.0**	2.1	5.1	9.3
Realisation of matured options		**(56.7)**	(58.0)	(114.7)	(192.2)
Total production costs	1	**(157.4)**	(153.9)	(311.3)	(627.5)
Production costs		**(134.5)**	(125.6)	(260.1)	(528.1)
Amortisation of mining assets		**(27.9)**	(25.1)	(53.0)	(76.2)
Other - non cash		**5.0**	(3.2)	1.8	(23.2)
Operating loss from gold		**(61.0)**	(92.0)	(153.0)	(246.1)
Net interest paid		**(5.7)**	(3.9)	(9.6)	(12.1)
Other income		**2.1**	2.3	4.4	5.2
Administration and other expenditure		**(5.6)**	(5.3)	(10.9)	(20.5)
Operating loss before derivative transactions		**(70.2)**	(98.9)	(169.1)	(273.5)
Derivative transactions		**(192.3)**	(218.7)	(411.0)	302.4
Present value adjustment for option premium payable		**(43.3)**	3.0	(40.3)	(69.8)
Fair value adjustment	2	**(85.5)**	(126.9)	(212.4)	221.0
Exchange (losses)/gains	3	**(63.5)**	(94.8)	(158.3)	151.2
(Loss)/Profit before taxation		**(262.5)**	(317.6)	(580.1)	28.9
Taxation - deferred	7	**137.2**	130.8	268.0	(15.4)
(Loss)/Profit for the period		**(125.3)**	(186.8)	(312.1)	13.5
(Loss)/Earnings per ordinary share (cents)					
– Basic		**(106.1)**	(158.2)	(264.4)	12.2
– Headline		**(105.3)**	(160.2)	(265.5)	10.8
– Diluted basic	4	**(105.9)**	(157.9)	(263.9)	12.2
– Diluted headline	4	**(105.1)**	(159.9)	(265.0)	10.8
Number of ordinary shares issued (million)	5	**118.5**	118.5	118.5	118.5
Weighted average number of ordinary shares (million)		**118.0**	118.0	118.0	110.3
Determination of headline earnings:					
(Loss)/Profit for the period		**(125.3)**	(186.8)	(312.1)	13.5
Loss/(Profit) on disposal of mining assets		**1.0**	(2.3)	(1.3)	(0.7)
Unclaimed dividends written back		**–**	–	–	(1.1)
Net loss on disposal of investments		**–**	–	–	0.2
Headline (loss)/earnings		**(124.3)**	(189.1)	(313.4)	11.9

Notes:

1. Non-cash operating costs generally include the amortisation of Western Areas' share of South Deep and the change in inventory for the period.
2. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.
3. The exchange losses relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.244 at 31 March 2005 to 6.654 at 30 June 2005.
4. Diluted earnings and diluted headline earnings per share are attributable to the shares held in the Share Incentive Trust (Treasury Shares) for which the exercise price is lower than the current market value.
5. The weighted average number of ordinary shares is arrived at after making adjustments for the treasury shares and the rights issue during 2004.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Period ended 30.06.05 Unaudited	31.03.05 Unaudited	Year ended 31.12.04 Audited
Share capital	**118.5**	118.5	118.5
Balance at beginning of period	**118.5**	118.5	105.4
Ordinary shares issued	**–**	–	13.1
Share premium	**2 245.5**	2 245.5	2 245.5
Balance at beginning of period	**2 245.5**	2 245.5	1 863.5
Ordinary shares issued	**–**	–	388.6
Share issue costs	**–**	–	(6.6)
Cash flow hedge reserve	**(1 271.7)**	(1 310.8)	(1 367.9)
Balance at beginning of previous period	**(1 310.8)**	(1 367.9)	(1 330.6)
Fair value adjustment on unrealised options	**8.4**	24.5	(142.7)
– fair value movement	**15.5**	45.3	(264.2)
– tax effect on movement	**(7.1)**	(20.8)	121.5
Realisation of matured options	**30.7**	32.6	105.4
– matured options realisation and payment	**56.9**	57.9	192.2
– matured options gold price reclassification	**(0.1)**	2.5	3.0
– tax effect on movement	**(26.1)**	(27.8)	(89.8)
Retained earnings	**205.9**	331.2	518.0
Balance at beginning of period	**331.2**	518.0	504.5
Attributable (loss)/profit for the period	**(125.3)**	(186.8)	13.5
Treasury shares	**(3.1)**	(3.1)	(3.1)
Balance at beginning of period	**(3.1)**	(3.1)	(8.9)
Disposals	**–**	–	5.8
Available – for-sale-reserve	**0.4**	–	–
– fair value	**0.4**	–	–
Total capital and reserves	**1 295.5**	1 381.3	1 511.0

OPEN HEDGE POSITIONS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 30 June 2005		**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**Total**
Dollar/Gold												
Derivative asset												
Put options bought												
Quantity	ozs	161 424	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 918 710
Average price	$/oz	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	–	–	0.1	0.5	1.0	2.1	3.0	3.5	4.4	2.4	17.0
Call options bought												
Quantity	ozs	52 150	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	782 098
Average price	$/oz	278.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	41.4	77.7	76.4	80.6	77.8	80.8	75.2	73.7	73.7	34.8	692.1
Total derivative asset fair value												**709.1**
Derivative liability												
Call options sold												
Quantity	ozs	96.579	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 448 331
Average price	$/oz	278.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(87.5)	(164.0)	(174.9)	(191.2)	(190.7)	(194.0)	(181.3)	(193.1)	(192.2)	(91.1)	(1 660.0)
Call options sold												
Quantity	ozs	38 633	62 928	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	579 329
Average price	$/oz	308.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(26.3)	(47.6)	(47.3)	(49.2)	(48.3)	(49.6)	(47.0)	(48.8)	(49.2)	(23.2)	(436.5)
Total derivative liability fair value												**(2 096.5)**
Option premium payable												
Notional value	$m's	10.0	22.5	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	220.0
Fair value	*Rm's*	*(65.1)*	*(138.4)*	*(142.4)*	*(131.6)*	*(121.5)*	*(112.1)*	*(103.4)*	*(95.2)*	*(87.5)*	*(41.1)*	***(1 038.3)***
Parameters used in fair value calculations												
US$ Gold price (Annual average)		439	452	469	486	503	520	539	558	578	599	
US$ Gold volatilities (Annual average)		13	14	14	14	14	13	13	14	13	13	
US$ Interest Rates (Annual average)		3.88	3.98	4.05	4.12	4.17	4.23	4.28	4.33	4.38	4.44	

CONSOLIDATED BALANCE SHEET

SA Rand million	Notes	Period ended 30.06.05 Unaudited	31.03.05 Unaudited	Year ended 31.12.04 Audited
ASSETS				
Non-current assets				
Mining assets	6	**3 412.7**	3 417.4	3 411.8
Investment in associated company		**22.8**	22.8	22.8
Other investments		**16.2**	15.7	15.4
Other long-term assets		**1.0**	1.0	1.0
Deferred taxation	7	**637.6**	528.2	446.0
Derivative asset – long-term portion	2	**628.8**	618.3	630.1
		4 719.1	4 603.4	4 527.1
Current assets				
Inventories		**26.4**	22.9	24.7
Trade and other receivables		**18.5**	16.2	23.3
Derivative asset – short-term portion	2	**80.3**	73.3	72.5
Taxation receivable		**–**	5.5	5.5
Cash and cash equivalents		**1.3**	5.0	13.2
		126.5	122.9	139.2
Total assets		**4 845.6**	4 726.3	4 666.3
EQUITY AND LIABILITIES				
Capital reserves				
Shareholders' equity per statement		**1 295.5**	1 381.3	1 511.0
Non-current liabilities				
Provision for post-retirement medical benefits		**3.2**	3.4	3.5
Provision for environmental rehabilitation		**20.3**	19.9	19.4
Option premium payable – long-term portion		**904.0**	842.2	796.4
Derivative liability – long-term portion	2	**1 876.9**	1 839.8	1 802.4
		2 804.4	2 705.3	2 621.7
Current liabilities				
Loan from JCI Limited	8	**226.3**	174.1	95.2
Option premium payable – short-term portion		**134.3**	122.7	109.3
Derivative liability – short-term portion	2	**219.6**	209.0	214.3
Payables and provisions		**165.5**	133.9	114.8
		745.7	639.7	533.6
Total equity and liabilities		**4 845.6**	4 726.3	4 666.3

Notes:

2. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.
6. No adjustment has been made to reflect mining assets at their fair value.
7. Deferred taxation movement includes the effect of the fair value revaluation of the derivative structure based on the gold price fluctuations, which is accounted for in equity. The US$ gold price increased from US$427 at 31 March 2005 to US$435 at 30 June 2005.
8. The JCI Limited loan includes capitalised interest which is in terms of the stand-by facility arranged in 2004. The facility is unsecured, carries interest at prime plus 1.5% and is to be paid out of funds raised from the rights offer.

BASIS OF ACCOUNTING

The accounting policies used to prepare the quarterly results are consistent with those applied in the previous periods and are in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

CONSOLIDATED CASH FLOW STATEMENT

SA Rand million	Quarters ended 30.06.05 Unaudited	31.03.05 Unaudited	Year to date 30.06.05 Unaudited	Year ended 31.12.04 Audited
Cash flow from/(utilised) in operating activities				
Cash from operations	**43.2**	16.5	59.7	13.0
Interest paid	**–**	–	–	(10.0)
Dividends received	**–**	–	–	0.1
Net cost of realisation of options	**(41.0)**	(38.4)	(79.4)	(150.1)
	2.2	(21.9)	(19.7)	(147.0)
Cash flow utilised in investing activities				
Additions to mining assets	**(25.1)**	(31.3)	(56.4)	(277.9)
Proceeds on disposal of mining assets	**5.4**	–	5.4	1.8
Proceeds on disposal of listed investment	**–**	–	–	30.6
Acquisition of shares in associated company	**–**	–	–	(12.0)
Increase in securities held for trading	**–**	–	–	(3.0)
Net decrease in other long-term assets	**–**	–	–	(1.0)
	(19.7)	(31.3)	(51.0)	(261.5)
Cash flow from finance activities				
Loan from JCI	**46.2**	75.0	121.2	94.8
Rights Offer – proceeds	**–**	–	–	401.7
– costs	**–**	–	–	(6.6)
Proceeds on sale of treasury shares	**–**	–	–	5.8
Option premiums paid	**(32.4)**	(30.0)	(62.4)	(95.9)
	13.8	45.0	58.8	399.8
Net decrease in cash and cash equivalents	**(3.7)**	(8.2)	(11.9)	(8.7)
At beginning of period	**5.0**	13.2	13.2	21.9
At end of period	**1.3**	5.0	1.3	13.2

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.04	Year to date 30.06.05	Quarter ended 31.03.05	**Quarter ended 30.06.05**				**Quarter ended 30.06.05**	Quarter ended 31.03.05	Year to date 30.06.05	Year ended 31.12.04
	IMPERIAL							**METRIC**		
888	435	194	**241**	tons	Reef mined (000)	tonnes	**219**	176	395	805
1 241	598	292	**306**	tons	Ore milled (000)	tonnes	**271**	265	536	1 119
0.228	0.237	0.259	**0.217**	oz/ton	Yield (underground)	g/tonne	**7.44**	8.87	8.00	7.84
0.176	0.174	0.185	**0.190**	oz/ton	Yield (incl. surface)	g/tonne	**6.62**	5.45	6.03	6.06
218 025	103 805	46 260	**57 545**	oz	Gold produced	kg	**1 790**	1 439	3 229	6 781
218 582	101 720	45 066	**56 654**	oz	Gold sold	kg	**1 762**	1 402	3 164	6 799
373	403	451	**364**	US$/oz	Cash costs	R/kg	**75 141**	87 278	80 549	77 873
445	482	553	**426**	US$/oz	Total production costs	R/kg	**87 957**	106 962	96 425	92 770
298	306	301	**308**	US$/oz	Gold price achieved	R/kg	**63 561**	58 193	61 183	62 289
					Average exchange rate achieved	R/$	**6.4187**	6.0182	6.2190	6.5009
					Period end exchange rate	R/$	**6.6540**	6.2440	6.6540	5.6600
49	9	5	**4**	US$m	Capital expenditure	Rm	**25**	31	56	278
5	1	2	**1**	US$m	Capital commitment at end of period	Rm	**7**	12	7	28

Western Areas Limited
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

PASSING AWAY OF DIRECTOR

In terms of section 3.59(b) of the JSE Limited Listings Requirements shareholders are formally advised that independent non-executive director, Ferdinand Lips, passed away on 29 September 2005.

The directors and staff of Western Areas extend their sincere condolences to the Lips Family.

Johannesburg

3 October 2005

SPONSOR

SASFIN CORPORATE FINANCE
A DIVISION OF SASFIN BANK LIMITED

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR
ISIN: ZAE000016549
("WAL")

JCI LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1894/000854/06)
Share code: JCD (suspended)
ISIN: ZAE000039681
Debenture Code: JCDD (suspended)
ISIN: ZAE000039699
("JCI")

CONFIRMATION OF THE RIGHTS OFFER, WAIVER OF MANDATORY OFFER AND RECONSTITUTION OF THE BOARD OF DIRECTORS OF WAL

1. Introduction
WAL shareholders are referred to the announcements published on 12 May 2005, 30 June 2005 and 19 August 2005 setting out the intention of the board of directors of WAL ("the WAL board"), subject to certain conditions precedent, to implement a renounceable rights offer ("the WAL rights offer") to WAL shareholders.

This announcement confirms the major features of the proposed rights offer, which is subject to the conditions precedent in paragraph 6 below.

2. Terms of the WAL rights offer
WAL intends to raise R639 094 320, before expenses, by way of a renounceable rights offer of 35 505 240 WAL shares ("rights shares"), at a price of 1 800 cents per WAL ordinary share. WAL shareholders will have the right to subscribe for 29,95000 rights shares for every 100 WAL shares held on the record date. Upon issue, the rights shares will rank pari passu with the previously issued shares of WAL.

3. Underwriting
It is the intention that an underwriting and commitment agreement will be entered into amongst WAL and a wholly-owned subsidiary of JCI ("SPV"), in terms whereof SPV undertakes to underwrite the WAL rights offer up to a maximum of R250 million, and WAL undertakes to pay SPV a fee of 0.5% of the amount of the subscription price payable in terms of that portion of the WAL rights offer underwritten by SPV. The underwriting agreement is subject to the conditions precedent that JCI, SPV and Investec Bank Limited ("Investec") shall enter into a facility agreement ("the facility") in terms whereof Investec shall arrange a loan facility of approximately R460 million to SPV, that the conditions precedent to the facility shall be fulfilled, and that the facility shall be completed in accordance with its terms. Refer to the JCI announcement published on the Securities Exchange News Service ("SENS") of the JSE Limited ("the JSE")

today.

4. Commitments
WAL has received irrevocable undertakings from WAL shareholders namely: Allan Gray Limited (on behalf of certain of its clients), and JCI to follow their rights in terms of the WAL rights offer.

A commitment fee of 0.5% of the subscription price is payable, to the abovementioned shareholders in terms of the rights offer, by WAL on the total value of the irrevocable undertakings.

The commitment by JCI, in terms of paragraphs 3 and 4 above, and the acquisition of WAL shares pursuant thereto, has been categorised as a category 1 transaction in terms of the Listings Requirements of the JSE. In terms of a ruling by the JSE this transaction will be ratified at the forthcoming annual general meeting of JCI shareholders. JCI shareholders holding at least 50.1% of the JCI ordinary shares in issue have undertaken to vote in favour of such transaction.

5. Pro forma financial effects of the WAL rights offer
The table below sets out the unaudited pro forma financial effects of the WAL rights offer on WAL based on the assumptions set out below. The unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature may not give a fair reflection of WAL's results, financial position and changes in equity after the rights offer. It has been assumed for purposes of the unaudited pro forma financial effects that the rights offer took place with effect from 1 January 2005 for income statement purposes and 30 June 2005 for balance sheet purposes. The directors of WAL are responsible for the unaudited pro forma financial effects.

Per share	Actual "Before WAL rights offer"	Unaudited pro forma "After WAL rights offer"	Percentage (decrease) /increase
Fully diluted earnings (cents)	(263.9)(1)	(202.9)(2)	(23.11)
Fully diluted headline earnings (cents)	(265.0)(1)	(203.8)(2)	(23.09)
Net asset value - including intangibles (cents)	1 092.8(3)	1 252.9(4)	14.65
Net asset value - excluding intangibles (cents)	1 092.8(3)	1 252.9(4)	14.65
Number of ordinary shares in issue	118 548 379	154 053 619	29.95
Fully diluted weighted average number of ordinary shares	118 281 664	153 786 904	30.02

1 The fully diluted earnings and fully diluted headline earnings per WAL share in the Actual "Before WAL rights offer" column are based on the

published unaudited results of WAL dated 26 August 2005, for the 6-month period ended 30 June 2005.

2 The fully diluted earnings and fully diluted headline earnings per WAL share in the unaudited pro forma "After WAL rights offer" column are based on the assumption that the cash received amounts to R634.6 million after expenses. No interest benefit has been calculated in respect of the cash raised as it will be used to fund capital expenditure and the hedge book.

3 The net asset value per WAL share in the Actual "Before WAL rights offer" column is based on the published unaudited position of WAL at 30 June 2005.

4 The net asset value per WAL share in the unaudited pro forma "After the WAL rights offer" is based on the assumption that the rights offer is fully subscribed, less the estimated transaction costs, and the number of shares used in the calculation is 154 053 619 on a fully diluted basis.

6. Conditions precedent
The WAL rights offer is subject to amongst other things, the following material conditions precedent:

- approval of the rights offer documentation by the JSE;

- registration of the rights offer documentation by the Registrar of Companies; and

- the waiver of a mandatory offer referred to in paragraph 7 below.

An announcement will be published on SENS once the above conditions precedent shall have been fulfilled.

7. Waiver of mandatory offer
It is possible that, after the implementation of the WAL rights offer, JCI shall have increased its shareholding in WAL by more than 5%. This would, subject to the discretion of the Securities Regulation Panel ("the SRP"), result in JCI's participation in the WAL rights offer being regarded as an "affected transaction" in terms of the Securities Regulation Code on Takeovers and Mergers ("the Code") and gives rise to an obligation for JCI to make a mandatory offer to all WAL shareholders, other than JCI, for their WAL shares at a price per share equal to the rights offer price or the highest price paid for shares in the preceding 12 months.

In terms of the provisions of the Code, the SRP will be approached to grant dispensation to JCI not to be obliged to make a mandatory offer to all existing WAL shareholders, other than JCI, to acquire all existing WAL shares in issue for the same or a comparable consideration.

8. Reconstitution of the WAL board

In compliance with rule 3.59 of the Listings Requirements of the JSE, WAL advises that with effect from close of business on 24 August 2005, the following changes took place:

Resignations

Mr. RB Kebble (in his capacity as Chief Executive Officer), and Mr. SM Rasethaba (in his capacity as Non-Executive Director) have resigned.

Proposed new appointments

Mr. SE Abrahams (independent non-executive)
Mr. DM Nurek (independent non-executive)
The above proposed new appointments will be advised in due course.

Mr ME Mkwanazi has relinquished his position as Non-Executive Chairman, but will remain on the board of Western Areas as a Non-Executive Director.

WAL is in discussions with candidates for the appointment of a new independent non-executive chairman, a new chief executive officer and other independent non-executive directors. Announcement(s) in this regard will be made in due course.

The WAL board as currently constituted is as follows:

VG Bray (independent non-executive)
JR Dixon (non-executive)
JC Lamprecht (financial director)
F Lips (independent non-executive)
AA McGregor (independent non-executive)
ME Mkwanazi (non-executive)

Mr VG Bray will remain on the board until conclusion of the WAL rights offer, and will retire thereafter.

9. Documentation

Subject to the fulfilment of the conditions precedent set out in paragraph 6 above, the WAL rights offer circular and the forms of instruction in respect of the letters of allocation will be mailed to WAL shareholders in due course.

Further announcements, including the salient dates pertaining to the WAL rights offer, will be published on SENS and in the press in due course.

Johannesburg
30 August 2005

Investment bank
Investec Corporate Finance
Investec Bank Limited

(Registration number 1969/004763/06)

Independent reporting accountants to WAL
KPMG

Legal adviser to WAL
Tabacks

Sponsor to WAL
Sasfin Corporate Finance
A Division of Sasfin Bank Limited

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR
ISIN: ZAE000016549
("the Company")

Proposed rights offer of ordinary shares and cautionary announcement

Shareholders are referred to the announcement published by the Company on 12 May 2005 regarding the proposed renounceable rights offer ("the rights offer"). Shareholders are advised that the Company is at an advanced stage of finalising the terms of the rights offer.

The successful completion of the abovementioned rights offer may have a material effect on the price at which the Company's shares trade on the JSE Limited. Accordingly, shareholders are advised to exercise caution when dealing in the Company's shares until a further announcement is made in this regard.

Johannesburg
19 August 2005

Sponsor
[Sasfin Corporate Finance]

WESTERN AREAS LIMITED
(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)
(REGISTRATION NUMBER 1959/003209/06)
SHARE CODE: WAR ISIN: ZAE000016549
("WAL" OR "THE COMPANY")

RESULTS OF ANNUAL GENERAL MEETING ("AGM") AND CHANGE TO THE BOARD OF DIRECTORS OF WAL ("THE BOARD")

Results of AGM

Shareholders are advised that at the AGM held on Wednesday, 27 July 2005, all resolutions were approved by the requisite majority of WAL shareholders, and that shareholders representing 76,7% of the issued share capital of the Company were present and entitled to vote. The special resolutions will be submitted to the Companies and Intellectual Property Registration Office in due course.

Change to the board

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr RAR Kebble, a non-executive director, decided not to offer himself for re-election at the AGM and therefore the resolution regarding his re-appointment was not proposed. Accordingly he has resigned from the board with effect from Wednesday, 27 July 2005.

Johannesburg
27 July 2005

SPONSOR
SASFIN CORPORATE FINANCE
A DIVISION OF SASFIN BANK LIMITED